This SGI DIRECTOR AGREEMENT ("Agreement") is effective as of the ___ day of _____, 19___ (the "Effective Date"), by and between SGI International, a Utah Corporation ("SGI" or "Company"), and , an individual ("Director").

In consideration of the mutual agreements and the promises herein contained, the parties hereto agree as follows:

1. Status. SGI recognizes that Director is providing time and experience to SGI and that Director undertakes certain responsibilities to SGI as a result thereof.

2. Compensation. In recognition of the time and experience being provided by Director, SGI has entered into a separate Indemnification Agreement with Director and also agrees to reimburse Director for certain preapproved costs of attending Board of Director meetings. Company also will provide at the discretion of the entire board of directors and the Chief Executive Officer of the Company warrants, from time to time, as compensation for the time and effort of Director.

3. General Relationship. Director shall not be considered an employee of SGI within the meaning of any federal, state, and local laws and regulations including, but not limited to, laws and regulations governing unemployment insurance, workmen's compensation, industrial accident, labor and taxes.

4. Nondisclosure of Information Concerning Business. Director specifically agrees that he will not at any time, in any fashion, form, or manner, either directly or indirectly, divulge, disclose, or communicate to any person, firm, or corporation in any manner whatsoever any information of any kind, nature, or description concerning any matters affecting or relating to the business of SGI, including, without limiting the generality of the foregoing, the names of any of its customers, shareholders, business partners, or the particulars relating to any of its technologies, or any other information of, about, or concerning the business of SGI, its manner of operation, its plans, processes or other data of any kind, nature, or description without regard to whether any or all of the foregoing matters would be deemed to be confidential, material, or important.

5. Assignment. This Agreement can not be assigned by either party.

6. Severability. In the event that any of the provisions of this Agreement are deemed to be invalid or unenforceable, the same shall be deemed severable from the remainder of this Agreement and shall not cause the invalidity of the remainder of this Agreement.

7. Notices. All notices, requests, demands and other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been duly delivered upon: (i) personal delivery to the party to whom such notice is to be given; or (ii) five (5) business days after deposit in the United States mail, first class postage prepaid and properly addressed to such party at the address set forth after the signature of such party, or at such other address as such party may provide to the other in writing.

8. Miscellaneous.

This Agreement cannot be modified except by a writing signed by the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed at San Diego, California.


SGI International
1200 Prospect Street, Suite 325
La Jolla, CA 92037

By /s/ Joseph A. Savoca
---------------------------


Director
---------------------------
Signatures

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